FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
 Result of AGM

26 April 2019 17:45 BST

Results of Annual General Meeting held on 26 April 2019

AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 1 - 8 were passed as ordinary resolutions and resolutions 9 - 12 were passed as special resolutions.

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2018	1,002,386,773	99.96	381,361	0.04	1,002,768,134	76.44%	2,130,013
2	To confirm dividends	1,000,878,921	99.65	3,545,943	0.35	1,004,424,864	76.57%	474,696
3	To reappoint PricewaterhouseCoopers LLP as Auditor	1,003,208,151	99.90	1,002,311	0.10	1,004,210,462	76.55%	688,850
4	To authorise the Directors to agree the remuneration of the Auditor	1,002,479,345	99.82	1,794,309	0.18	1,004,273,654	76.56%	625,255
5a	To re-elect Leif Johansson as a Director	998,953,618	99.51	4,884,897	0.49	1,003,838,515	76.53%	1,060,758
5b	To re-elect Pascal Soriot as a Director	1,001,460,120	99.73	2,740,412	0.27	1,004,200,532	76.55%	699,226
5c	To re-elect Marc Dunoyer as a Director	997,205,236	99.31	6,915,112	0.69	1,004,120,348	76.55%	775,679
5d	To re-elect Geneviève Berger as a Director	993,018,194	99.77	2,314,964	0.23	995,333,158	75.88%	9,563,029
5e	To re-elect Philip Broadley as a Director	995,659,475	99.16	8,475,542	0.84	1,004,135,017	76.55%	761,114
5f	To re-elect Graham Chipchase as a Director	958,824,389	97.22	27,400,052	2.78	986,224,441	75.18%	18,671,390
5g	To re-elect Deborah DiSanzo as a Director	1,001,808,208	99.77	2,336,040	0.23	1,004,144,248	76.55%	751,639
5h	To re-elect Sheri McCoy as a Director	1,000,164,666	99.60	3,984,489	0.40	1,004,149,155	76.55%	746,732
5i	To elect Tony Mok as a Director	1,003,431,827	99.93	699,122	0.07	1,004,130,949	76.55%	764,625
5j	To re-elect Nazneen Rahman as a Director	1,001,687,441	99.76	2,413,171	0.24	1,004,100,612	76.55%	795,505
5k	To re-elect Marcus Wallenberg as a Director	908,178,624	90.44	96,025,641	9.56	1,004,204,265	76.55%	691,663
6	To approve the Annual Report on Remuneration for the year ended 31 December 2018	947,606,599	95.86	40,895,170	4.14	988,501,769	75.36%	16,392,056
7	To authorise limited political donations	977,701,447	97.87	21,290,398	2.13	998,991,845	76.16%	5,895,452
8	To authorise the Directors to allot shares	877,861,679	87.43	126,178,566	12.57	1,004,040,245	76.54%	853,485
9	To authorise the Directors to disapply pre-emption rights	990,106,053	98.92	10,841,253	1.08	1,000,947,306	76.31%	3,944,848
10	To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments	979,272,055	97.83	21,681,201	2.17	1,000,953,256	76.31%	3,939,912
11	To authorise the Company to purchase its own shares	994,069,976	99.04	9,657,377	0.96	1,003,727,353	76.52%	1,164,722
12	To reduce the notice period for general meetings	905,789,402	90.67	93,205,859	9.33	998,995,261	76.16%	5,902,125

Issued capital
As at 24 April 2019, the number of issued shares of the Company was 1,311,759,192 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in its main therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña	UK/Global	+44 203 749 5916
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Jennifer Hursit	UK/Global	+44 203 749 5762
Christina M Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma - Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	BioPharma - Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors; Corporate Access	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 April 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary